ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 6816
Fax 011 350 4009
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 6816
Faks 011 350 4009
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

10 January 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENTS

Attached please find copies of the following announcements as published on the Johannesburg Securities Exchange's News Service (SENS):

- Appointment of Barend Johannes Willemse and Shauket Fakie as Independent Non-Executive Directors of Absa Group and Absa Bank;
- Resignation of Tokyo Sexwale as Non-Executive Director of Absa Group and Absa Bank.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

J DE KOKER
COMPANY SECRETARY

Dew 1/17

ABSP AMAGB

ASA / ABSP /AMAGB - Absa Group / Absa Bank - Appointment Of Directors

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group or the Group)
ABSA BANK LIMITED
Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
JSE share code: ABSP
(Absa Bank)
ISIN: ZAE000079810

APPOINTMENT OF BAREND JOHANNES WILLEMSE AND SHAUKET ALLIE FAKIE AS INDEPENDENT NON-EXECUTIVE DIRECTORS OF ABSA GROUP AND ABSA BANK

Professor Johan Willemse and Mr Shauket Fakie have been appointed as independent non-executive directors on the boards of Absa Group and Absa Bank, with effect from 1 January 2008.

Professor Willemse is an Associate Professor in the Department of Agricultural Economics at the University of the Free State and serves as a member of numerous national agricultural associations, councils and committees in South Africa. He belongs to the South African Agricultural Writers Association and is a regular columnist for various agricultural periodicals. Professor Willemse was a member of the Ministerial Task Group to evaluate the 1992 drought-aid to farmers and was appointed by the Minister of Agriculture and Land Affairs in 1997 to advise on the implementation of the Marketing of Agricultural Products Act. Professor Willemse is a specialist on agricultural marketing, strategy and policy formulation.

Mr Shauket Fakie is Group Executive for Business Risk Management at MTN Group Limited. Before joining MTN, he was the Auditor General of South Africa for seven years, during which time Mr Fakie cemented the independence and professionalism of the Office. A Chartered Accountant by profession, Mr Fakie developed a deep understanding of the opportunities and challenges the African continent faces, particularly through his interaction with the auditor general fraternity during his tenure as Auditor General.

Enquiries
Gill Marcus
Chairperson
(+2711) 350-4337
E-mail: gill.marcus@absa.co.za
Sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Johannesburg
14 December 2007

Date: 14/12/2007 12:21:47 Produced by the JSE SENS Department.

ABSP AMAGB

ASA /ABSP - Absa - Resignation Of Tokyo Sexwale As Non-Executive Director Of

Absa Group And Absa Bank

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN Code: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group or Absa)
ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN Code: ZAE000079810
JSE share code: ABSP
(Absa Bank)

RESIGNATION OF TOKYO SEXWALE AS NON-EXECUTIVE DIRECTOR OF ABSA GROUP AND ABSA BANK

Due to increased pressures on his time, Mr Tokyo Sexwale has resigned as a director from the boards of Absa Group and Absa Bank with effect from 9 January 2008. Mr Sexwale was appointed in 2001 and served as a member of the Directors' Affairs Committee (DAC), a sub-committee of the board.
He also played a key role in concluding Batho Bonke, Absa's Black Economic Empowerment (BEE) transaction. Batho Bonke remains a committed BEE shareholder in Absa.

Thanking him, the Chairperson of Absa, Ms Gill Marcus, said: "Tokyo has made a valuable contribution to the boards of Absa Group and Absa Bank over the last seven years, particularly as a member of the DAC. His expertise will be sorely missed."

Johannesburg
9 January 2008
Enquiries
Gill Marcus
Chairperson
(+2711) 350-4337
E-mail: gill.marcus@absa.co.za
Sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Date: 09/01/2008 16:59:56 Produced by the JSE SENS Department.

END